Exhibit 99.3

Management’s discussion and analysis should be read in conjunction with our March 31, 2005 interim consolidated financial statements and the accompanying notes, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This report should also be read in conjunction with the management’s discussion and analysis of operating results and the six-month financial statements contained in the Company’s fiscal transitional report for the period ended December 31, 2004.

As the majority of our operations are now denominated in United States (“U.S.”) dollars, effective January 1, 2005, our functional currency is the U.S. dollar. We have also changed our reporting currency to the U.S. dollar. Unless otherwise indicated, the amounts shown are in U.S. dollars.

The words and logos that follow are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: ADHEREXTM; EXHERINTM. All other product names referred to in this document are the property of their respective owners.

The following discussion contains forward-looking statements regarding our financial condition and the results of operations that are based upon our consolidated financial statements. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. We are subject to risks inherent in the biopharmaceutical industry, including risks associated with research, preclinical testing, manufacture of drug substance to support clinical studies, toxicology studies, clinical studies of our compounds, uncertainty of regulatory agencies, enforcement and protection of our patent portfolio, the need for future capital, potential competitors, the ability to attract collaborative partners, dependence on key personnel, and the ability to successfully market our drug compounds. Our actual results could differ materially from those expressed or implied in these forward-looking statements.

Overview

We have not received any revenues to date and do not expect to have significant revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or establish collaborations that provide us with funding, such as licensing fees, milestone payments, royalties, upfront payments or otherwise. As of March 31, 2005, our deficit accumulated during development stage was $36.3 million.

Our operating expenses will depend on many factors, including the progress of our drug development efforts and the potential commercialization of our product candidates. Research and development (“R&D”) expenses, which include expenses associated with clinical development activities, manufacturing of drug substance, employee compensation, research contracts, toxicology studies and laboratory activities, will be dependent on the results of our drug development efforts. General and administration (“G&A”) expenses, which include expenses associated with headcount and facilities, insurance and other administrative matters, will be dependent on the development of our facilities in Research Triangle Park, NC (“RTP”) in support of our drug development programs. The amortization of acquired intellectual property rights relates to the intellectual property acquired in November 2002.

We are a biopharmaceutical company with a focus on cancer therapeutics and a cadherin targeting technology platform. We have four product candidates in the clinical stage of development:

•	ADH-1 (Exherin), a molecularly targeted anti-cancer drug currently in Phase I, Phase Ib/II and Phase II clinical studies that has been generally well tolerated and has shown evidence of anti-tumor activity in certain Phase I patients. ADH-1 is a small peptide molecule that selectively targets N-cadherin, a protein that plays a major role in holding together and stabilizing cells that make up blood vessels and certain tumor cells.

•	Sodium Thiosulfate (“STS”), a chemoprotectant that has been shown in Phase I and Phase II clinical studies conducted by investigators at Oregon Health & Science University (“OHSU”) to reduce the disabling loss of hearing in patients, particularly children, treated with platinum-based anticancer agents.

•	N-Acetylcysteine (“NAC”), a chemoprotectant that is currently the subject of ongoing Phase I clinical studies by investigators at OHSU for the prevention of bone marrow suppression resulting from certain chemotherapy regimens.

•	Mesna, a chemoenhancer and compound that has displayed anticancer activity in preclinical studies conducted by investigators at Rutgers, The State University of New Jersey (“Rutgers”) and in a Phase I clinical study conducted by investigators in Argentina by reducing the resistance of cancer cells to certain chemotherapeutic agents.

We also have several preclinical product candidates targeted to enter clinical development over the next several years. Our drug discovery and development efforts are supported by 39 issued U.S. patents and over 80 pending patents worldwide that we either own or have licensed.

Management may in some cases be able to control the timing of expenses by accelerating or decelerating preclinical and clinical activities. Accordingly, we believe that period-to-period comparisons are not necessarily meaningful and should not be relied upon as a measure of future financial performance. Our actual results may differ materially from the expectations of investors and market analysts. In such an event, the prevailing market price of our common stock may be materially adversely affected.

Change in Accounting Policy

Effective January 1, 2002, we adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) set out in Section 3870 “Stock-based Compensation and Other Stock-based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, we elected to retroactively adjust retained earnings without restatement. On July 1, 2004, we increased the accumulated deficit by $1.7 million and increased contributed surplus by the same amount.

Reporting Currency

Effective January 1, 2005, the Company changed its functional currency from the Canadian dollar to the United States (“U.S.”) dollar as the majority of its operations are denominated in U.S. dollars as the result of increasing activities undertaken in the United States. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency.

The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders equity and total $5.9 million at December 31, 2004.

Results of Operations

(In U.S. dollars)

Three Month Period Ended March 31, 2005 and 2004

Interest Income

Interest income for the three-month period ended March 31, 2005 was $0.1 million, compared to $0.1 million for the same period in 2004 due to similar cash balances.

We have not generated any revenues to date. We do not expect to have significant revenues or income, other than interest income until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with funding, such as licensing fees, royalties, milestone payments, upfront payments or otherwise.

Research and Development Expenses

R&D expenses for the three-month period ended March 31, 2005 totaled $2.0 million as compared to $1.2 million for the same period in 2004. R&D expenses consisted primarily of employee related compensation expense, manufacturing of drug substance and clinical trial expense. The 67% increase in R&D expense over the same period in 2004 relates to our expanding clinical trial program for ADH-1, including the commencement of our ADH-1 Phase Ib/II trial in Europe during this quarter. In addition, we have incurred costs relating to the manufacture of drug substance in preparation of our pending Phase Ib/II trial in the U.S. and a Phase II in Canada. During the three-month period ended March 31, 2004, R&D expense consisted primarily of costs relating to the Phase I trial at the Ottawa Regional Cancer Centre for ADH-1.

We expect our R&D expenses to increase in future quarters due to the expansion and advancement of our clinical and preclinical programs. The expansion of R&D will involve increased outsourcing throughout 2005.

R&D expenses for the three month period ended March 31, 2005 include $0.1 million of non-cash stock-based compensation expense associated with the adoption of CICA 3870 on July 1, 2004. No stock-based compensation was recorded during the quarter ended March 31, 2004.

General and Administration Expenses

G&A expenses totaled $0.7 million for the three-month period ended March 31, 2005, as compared to $0.9 million for the same period in 2004. The decrease in 2005, as compared to 2004, is due primarily to higher expenses relating to the Company’s relocation of staff to RTP, restructuring charge from staffing changes as a result of refocused scientific activity, incentive bonuses to executives and consulting fees during the three-month period ended March 31, 2004.

G&A expenses for the three month period ended March 31, 2005 include $0.1 million of non-cash stock-based compensation expense associated with the adoption of CICA 3870 on July 1, 2004. No stock-based compensation was recorded during the quarter ended March 31, 2004.

While we do expect G&A expenses to increase in future quarters, we expect this growth rate to be significantly lower than the growth rate in R&D expense.

Amortization of Acquired Intellectual Property Rights

The expense associated with the amortization of intellectual property rights was $0.7 million for the three-month period ended March 31, 2005 and $0.6 million for the three-month period ended March 31, 2004. The expense relates to the value of intellectual property rights acquired in November 2002 that is being amortized on a straight-line basis over a 10-year period.

Interest Expense

The expense relates to interest associated with the financing of $0.1 million of leasehold improvements to our facilities through our landlord.

Recovery of Future Income Taxes

Future taxes recovered totaled $0.2 million for the three-month period ended March 31, 2005. The future tax liability, as recognized in the balance sheet, relates directly to the intellectual property rights acquired in

November 2002. These rights have no tax basis and give rise to a future tax liability that will be realized in income over the useful life of the assets through a recovery of future income taxes charged to earnings. At this time, Oxiquant, Inc. (“Oxiquant”) the entity that holds the acquired intellectual property rights, has no other activity and the future tax assets of other corporate entities cannot be used to offset this future tax liability. The future tax recovery will continue in direct proportion to the amortization of the intellectual property unless the Company changes its tax strategy with respect to Oxiquant.

Liquidity and Capital Resources

We have financed our operations since our inception on September 3, 1996 through the sale of equity and debt securities and have raised gross proceeds totaling $46.5 million. We have incurred net losses and negative cash flow from operations each year, and we had a deficit accumulated during development stage of $36.3 million as of March 31, 2005. We have not received any revenues to date and do not expect to have revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with funding, such as licensing fees, royalties, milestone payments, upfront payments or otherwise.

At March 31, 2005, we had net working capital of $13.5 million, a decrease of approximately $2.6 million as compared to December 31, 2004. We believe that our cash and cash equivalents will be sufficient to satisfy our anticipated capital requirements until March 31, 2006. However, any projections of further capital requirements are subject to substantial uncertainty. Our working capital requirements may fluctuate in future periods depending upon numerous factors, including: results of research and development activities; progress or lack of progress in our preclinical studies or clinical trials; our drug substance requirements to support clinical programs; our ability to establish corporate collaborations and licensing arrangements; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; establishment of marketing and sales capabilities; our business development activities; new regulatory requirements implemented by regulatory authorities; the timing and outcome of any regulatory review process; or our commercialization activities, if any.

We will need to raise substantial additional funds through the sale of additional equity, debt financings or collaborative arrangements with corporate partners or from other sources. There can be no assurance that we will be able to raise the necessary capital or that such funding will be available on favorable terms.

We are a biopharmaceutical company with a focus on cancer therapeutics and a cadherin-based technology platform. We have four product candidates in the clinical stage of development as well as several preclinical product candidates. We will need to invest substantial amounts of capital to further develop and potentially commercialize our product candidates. In addition to our in-house development efforts, we will outsource many aspects of our drug development programs, which will involve substantial payments to clinical investigators, contract research organizations, academic institutions and drug substance manufacturers. We will also continue to incur expenses in connection with the continued development of our facilities in RTP.

Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents. These investments will ultimately be liquidated to support the ongoing operations of the Company.

The investment policy of the Company is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments may be made in Canadian or U.S. government obligations and chartered bank securities, commercial paper of Canadian or U.S. industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper. The policy also provides for investment limits on concentrations of securities by issuer and a maximum-weighted average time to maturity of twelve months. This policy applies to all financial resources of the Company.

The risks associated with the policy are primarily the opportunity cost of the conservative nature of the allowable investments. As the main purpose of the Company is research and development, the Company has chosen to avoid investments of a trade or speculative nature.

Investments with original maturities at date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. Investments are carried at book value plus accrued interest with unrealized gains and losses recognized as investment income. Short-term investments were nil for March 31, 2005 and 2004. During the three month periods ended both March 31, 2005 and 2004, the Company earned interest income of $0.1 million on its cash and cash equivalents.

Contractual Obligations

Since our inception, we have not had any material off-balance sheet arrangements, and inflation has not had a material effect on our operations. We had no material commitments for capital expenses as of March 31, 2005.

As of March 31, 2005, our contractual obligations and commitments are as follows:

(In Thousands of U.S. Dollars)

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Office Lease, U.S. (1)	$77	$227	$238	$82	$624
McGill License (2)	242	567	696	469	1,974
OHSU License (3)	—	—	—	—	—
Rutgers License (4)	20	125	50	—	195

Total	$339	$919	$984	$551	$2,793

(1)	In April 2004 we entered into a lease for our facilities in RTP. Our obligations under the lease are payable in U.S. dollars. Amounts shown assume the maximum amounts due under the lease.
(2)	Research obligations shown. Royalty payments, which are contingent on sales, are not included. Penalties for failure to achieve clinical trial progress goals are not included. We expect that clinical trials will progress more rapidly than required by the agreement.
(3)	Royalty and milestone payments that we may be required to pay, which are contingent on sales or progress of clinical trials, are not included.
(4)	Royalty payments, which are contingent on sales, and other contingent payments that we may be required to pay are not included.

In connection with the OHSU License Agreement and the Rutgers License Agreement, we are required to pay specified amounts in the event that we complete certain Adherex-initiated clinical trial milestones. One such payment that we may have to make in the near future is a $0.5 million milestone payment to OHSU when and if we complete a planned Phase III clinical trial with STS in children, which we currently anticipate starting in 2005. However, there can be no assurance that we will commence and complete that clinical trial when anticipated, if at all.

Research and Development

Our research and development efforts have been focused on the development of cancer therapeutics and our cadherin targeting technology platform. We have established relationships with universities, research organizations and other institutions which we utilize to perform many of the day-to-day activities associated with drug development. Where possible we have sought to include leading scientific investigators and advisors to enhance our internal capabilities. Research and development issues are reviewed internally by our Chief Scientific Officer, other members of our executive management and our supporting scientific staff. Major development issues are presented to the members of our Scientific and Clinical Advisory Board for discussion and review. During the three month period ended March 31, 2005, Company-sponsored research and development expenses totaled $2.0 million and $1.2 million for the same period during 2004.

We are focusing on research and development activities for cancer therapeutics and a cadherin targeting technology platform. Our research and development programs include ADH-1, STS, NAC, Mesna and preclinical activities.

ADH-1 is a molecularly-targeted anti-cancer drug currently in Phase I, Phase Ib/II and Phase II clinical studies. ADH-1 is a small peptide molecule that selectively targets N-cadherin, a protein that plays a major role in holding together and stabilizing cells that make up blood vessels and certain tumor cells. During the three months ended March 31, 2005, we spent $0.7 million on ADH-1 and $0.1 million on our other anti-cancer programs.

STS, a chemoprotectant that has been shown in Phase I and Phase II clinical studies conducted at OHSU to reduce hearing loss in patients, particularly children, treated with platinum-based agents. NAC is being developed as a bone marrow protectant to be used to prevent the blood marrow suppression caused by certain anti-cancer drugs. Upon the completion of ongoing investigator-sponsored Phase I clinical studies we will re-evaluate the market potential of NAC. Mesna is under development as a chemoenhancer directed at reducing the resistance of cancer cells to certain chemotherapeutics agents. During the three-month period ended March 31, 2005 we spent $0.1 million on our chemoprotectant and chemoenhancer programs.